NYSE: INXN 5 August 2015 © Copyright Interxion Holding N.V., 2015. Exhibit 99.2

DISCLAIMER
This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,
“expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.
In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
These factors include, among other things:
operating expenses cannot be easily reduced in the short term;
inability to utilise the capacity of newly planned data centres and data centre expansions;
significant competition;
cost and supply of electrical power;
data centre industry over-capacity; and
performance under service level agreements.
All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.
This document contains references to certain non-IFRS financial measures.  For definitions of terms such as “Adjusted EBITDA”, “Adjusted Net Profit”, “Equipped
Space”, “LTM”, and “Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding
IFRS measures, please refer to the appendix.
Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors.
Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number.

3 STRATEGIC & OPERATIONAL HIGHLIGHTS David Ruberg – Chief Executive Officer

2Q 2015 PERFORMANCE
Successful Execution of Our Customer-Focused Strategy
Revenue grew 14% Y/Y, 3% Q/Q
Adjusted EBITDA grew 17% Y/Y, 4% Q/Q
Adjusted EBITDA margin of 44.0%,
increased by 110 bps Y/Y
Capital expenditure of €47.8 million
including intangibles
Financial Execution
Opened new data centre in Stockholm
Completed expansions in Amsterdam,
Dusseldorf, Vienna, and Marseille
Announcing new data centre in
Dusseldorf
Revenue generating space grew 20%
Y/Y, 4% Q/Q
Utilisation remained at 78%
Operational Execution

2Q 2015
FINANCIAL
HIGHLIGHTS
Adjusted EBITDA & Margin
(€
millions)
2Q14
3Q14
4Q14
1Q15
2Q15
Revenue
(€
millions)
35.9
37.3
38.7
40.6
42.0
2Q14
3Q14
4Q14
1Q15
2Q15
83.6
78.7
Margin
Non-
recurring
revenue
Recurring
revenue
89.9
87.1
80.9
86.4
92.5
83.7
2Q Revenue €95.4 million
Grew 14% Y/Y and 3% Q/Q
2Q Recurring revenue €90.3 million
Grew 15% Y/Y and 4% Q/Q
95% of total revenue
2Q Adjusted EBITDA €42.0 million
Grew 17% Y/Y and 4% Q/Q
2Q Adjusted EBITDA margin 44.0%
95.4
90.3
Strong Revenue Growth with Expanding Adjusted EBITDA Margin
42.9%
43.1%
43.0%
43.9%
44.0%

2Q 2015 OPERATIONAL
HIGHLIGHTS
Equipped & Revenue Generating Space
(1,000’s sqm)
64.3
68.5
71.0
74.0
77.1
2Q14
3Q14
4Q14
1Q15
2Q15
86.0
Utilisation
Available
Equipped
space
Revenue
generating
space
88.6
98.3
93.5
Equipped space of 98,300 sqm
Grew 14% Y/Y
3,500 sqm added in quarter
Revenue generating space of
77,100 sqm
Grew 20% Y/Y
3,100 sqm installed in the quarter
Utilisation
rate 78%
94.8
Order Driven Capacity Expansion
75%
77%
76%
78%
78%

EXPANDING FACILITIES TO SUPPORT
CUSTOMER NEEDS
Notes:
As of 5 August 2015. CapEx
and Equipped Space are approximate and may change.
CapEx
reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(1) MRS1.2 opened 800 sqm in July 2015.
Market
Data
Centre
Project
Project
CapEx
(€
millions)
Equipped
Space (sqm)
Scheduled
Opening by
Phase
Project
Opened
Amsterdam
AMS7
Phases 1 –
6 New Build
115
7,600
7,600
1Q14 –
2Q15
Dusseldorf
DUS1
Phase 3
3
400
400
2Q15
Dusseldorf
DUS2
Phase 1 New Build
13
600
-
1Q16
Frankfurt
FRA10
New Build
92
4,800
-
1H16
Madrid
MAD2
Phase 2
4
800
-
3Q15
Marseille
MRS1
Phases
1
–
2
20
1,400
(1)
4Q14 –
3Q15
Stockholm
STO4
Phase 1 New Build
15
1,100
1,100
2Q15
Vienna
VIE2
New Build
42
2,800
2,500
4Q14 –
4Q15
Announced Projects With Expansions Scheduled to
Open after 1 Jan 2015
(See Appendix for detailed schedule)
Completed Expansions:
AMS7: opened 1,300 sqm
DUS1: opened 400 sqm
STO4: opened 1,100 sqm
VIE2: opened 600 sqm
MRS1: opened 800 sqm in July 2015
New
demand-driven
data
centre
in
Dusseldorf (DUS2)
1,200 sqm Maximum Equippable
Space with 2 MW in 2 phases;
Phase 1 scheduled to open in 1Q16

BUILDING COMMUNITIES OF INTEREST DELIVERS
SIGNIFICANT CUSTOMER VALUE
Enterprises
Interxion’s
Target Segments
Digital Media &
CDNs`
Financial
Services
Managed Service
Providers
Network Providers
June 2015
(2)
June 2014
(2)
Continued Strong Momentum from Strategic Cloud Customers
10%
9%
12%
26%
32%
11%
9%
12%
24%
34%
8
Platform Providers
(1)
Selected providers in these segments, plus systems integrators, are deploying cloud platforms.
Percentage of monthly recurring revenue. Remaining monthly recurring revenue (June 2015 :11%, June 2014:10%) allocated to systems integrator, on-line retail, and public customer segments.
(1)
(2)

9 FINANCIAL HIGHLIGHTS Josh Joshi – Chief Financial Officer

2Q 2015 RESULTS
€
millions
(except per share amounts)
2Q 2014
1Q 2015
2Q 2015
2Q 2015
vs.
2Q 2014
2Q 2015
vs.
1Q 2015
Recurring revenue
78.7
87.1
90.3
15%
4%
Non-recurring revenue
4.9
5.4
5.2
5%
-5%
Revenue
83.6
92.5
95.4
14%
3%
Gross profit
49.6
56.2
57.8
16%
3%
Gross profit margin
59.4%
60.8%
60.5%
+110bps
-30 bps
Adjusted EBITDA
(1)
35.9
40.6
42.0
17%
4%
Adjusted EBITDA margin
42.9%
43.9%
44.0%
+110 bps
+10 bps
Net profit
8.3
4.4
21.6
159%
388%
EPS (diluted)
€0.12
€0.06
€0.31
156%
386%
Adjusted net profit
(1)
7.6
8.9
8.3
9%
-6%
Adjusted EPS (diluted)
(1)
€0.11
€0.13
€0.12
8%
-6%
(1)
Adjusted EBITDA, Adjusted net profit, and Adjusted earnings per diluted share are non-IFRS figures intended to adjust for unusual items.  Full definitions can be found in the
“Definitions”
section
in
this
slide
deck.
Reconciliations
of
Adjusted
EBITDA
and
Adjusted
net
profit
to
Net
profit
can
be
found
in
the
financial
tables
in
the
Appendix
of
this
slide
deck.
Revenue grew 14% Y/Y
and 3% Q/Q
12% Y/Y and 3% Q/Q
constant currency
Gross profit margin
grew to 60.5%, up
110bps Y/Y
Adjusted EBITDA
margin grew to 44.0%
Recurring ARPUs
declined by 0.5% Q/Q
€20.9 million M&A break
fee received; €3.9
million of M&A costs
incurred

2Q 2015 REPORTING
SEGMENT ANALYSIS
52.2
54.9
56.4
58.6
60.3
27.9
29.2
29.0
31.4
33.2
2Q14
3Q14
4Q14
1Q15
2Q15
31.4
31.6
33.5
33.9
35.1
16.6
16.8
18.1
19.0
19.3
2Q14
3Q14
4Q14
1Q15
2Q15
Revenue
Adjusted
EBITDA
Adjusted
EBITDA
margin
Note:
Analysis excludes “Corporate & Other” segment.
Revenue grew 12% Y/Y, 4% Q/Q
Recurring revenue grew 12% Y/Y, 3% Q/Q
Adjusted EBITDA grew 16% Y/Y, 2% Q/Q
Strength in Austria, Ireland and Sweden
Revenue grew 16% Y/Y, 3% Q/Q
Recurring revenue grew 16% Y/Y, 4% Q/Q
Adjusted EBITDA grew 19% Y/Y, 6% Q/Q
Strength in France, Germany and the Netherlands
(€
millions)
France, Germany, the Netherlands, and the UK
Rest of Europe
Delivering Profitable Growth Across Both Reporting Segments
53.4%
53.3%
51.4%
53.5%
55.1%
52.9%
53.1%
53.9%
56.0%
55.1%

DISCIPLINED INVESTMENTS FOR PROFITABLE
GROWTH
2Q14
3Q14
4Q14
1Q15
2Q15
(€
millions)
(€
millions)
(€
millions)
67.6
47.8
57.0
54.4
VIE
Property
19.4
47.8
Disciplined Capital Expenditures
36.5
10.3
1.0
Big 4
ROE
Corporate
44.3
2.6
0.9
Expansion /
Upgrade
Maintenance &
Other
Intangibles
By Category (2Q 2015)
By Geography (2Q 2015)
Capital Expenditures, including Intangible Assets

Strong Balance Sheet Provides Financial Flexibility

interxion

STRONG BALANCE SHEET
Cash position supplements solid
operating cash flow
€100 million RCF remains undrawn
Blended interest rate 6.0%
S&P credit rating upgrade
Q2 2015 LTM Cash ROGIC 12%
Significant covenant headroom
(1)
Total
Borrowings
=
6.00%
Senior
Secured
Notes
due
2020
including
premium
on
additional
issue
and
are
shown
after
deducting
underwriting
discounts
and
commissions,
offering
fees
and
expenses
+
Mortgages
+
Financial
Leases
+
Revolving
facility
borrowings
+
Other
Borrowings
–
Revolving
facility
deferred
financing
costs.
(2)
Gross
Leverage
Ratio
=
(6.00%
Senior
Secured
Notes
due
2020
at
face
value
+
Mortgages
+
Financial
Leases
+
Revolving
facility
borrowings+
Other
Borrowings)
/
LTM
Adjusted
EBITDA.
(3)
Net
Leverage
Ratio
=
(6.00%
Senior
Secured
Notes
due
2020
at
face
value
+
Mortgages
+
Financial
Leases
+
Revolving
facility
balance
+
Other
Borrowings
–
Cash
&
Cash
Equivalents)
/
LTM
Adjusted
EBITDA.
€
millions
30-Jun-15
31-Dec-14
Cash & Cash Equivalents
57.1
99.9
Total
Borrowings
(1)
541.2
560.6
Shareholders Equity
482.9
436.1
Total Capitalisation
1,024.1
996.7
Total Borrowings / Total
Capitalisation
52.8%
56.2%
Gross
Leverage
Ratio
(2)
3.4x
3.8x
Net
Leverage
Ratio
(3)
3.1x
3.2x

DISCIPLINED INVESTMENTS DRIVE STRONG
RETURNS
28 Fully Built-Out Data
Centres
(1)(2)
Space fully equipped
Some power upgrades yet to
come
As at 1 January 2014
66,000 sqm of equipped
space
83% utilisation
26% annual cash return
(1)
Fully Built-Out Data Centre: a data centre for which materially all equippable space is equipped. However, note, future power upgrades and newly acquired space within a data center can further increase the capacity of a fully built out data centre.
(2)
28 Fully Built-Out Data Centres as at 1 January 2014: AMS1, AMS2, AMS3, AMS4, AMS5, AMS6, BRU1, CPH1, DUB1, DUB 2, FRA1, FRA2, FRA3, FRA4, FRA5, FRA6, FRA7, LON1,
LON2,
MAD1,
PAR1,
PAR2,
PAR3,
PAR4,
PAR5,
PAR6,
STO1
and
VIE1.
DUS1 is not included.
(3)
Represents
total
investments
in
data
centre
assets,
including
freehold
land
and
buildings,
infrastructure
and
equipment,
Intangible
assets,
and
assets
under
construction
as
at
31
December
2014.
715
289
193
(5)
186
Investments
Revenue
Gross Profit
(67% margin)
Maintenance
Capex
Annual Cash
Return
(3)
26%
Attractive Cash Returns from Fully Built-Out Data Centres
(1)
(€
millions)

15 BUSINESS COMMENTARY OUTLOOK & CONCLUDING REMARKS David Ruberg – Chief Executive Officer

amazon web services
Microsoft
salesforce
SOFTLAYER
an IBM Company
interxion

interxion

Phase 1
Capture
the platforms with the highest magnetic potential
Phase 2
Create the cloud community of interest with SI’s and MSP’s
Phase
3
Expand
the community of interest with enterprise deployments
Private Cloud
Public Cloud
Cloud Providers
CLOUD ADOPTION IN EUROPE CONTINUES TO UNFOLD
Hybrid Cloud
Enterprises

17 GUIDANCE FOR 2015 Range (in € millions) Revenue Adjusted EBITDA Capital Expenditures €375 – 388 €162 – 172 €180 – 200

Amsterdam • Brussels • Copenhagen • Dublin • Dusseldorf • Frankfurt • London • Madrid • Marseille • Paris • Stockholm • Vienna • Zurich www.interxion.com QUESTIONS & ANSWERS

19 APPENDIX

TRACK RECORD OF EXCECUTION
47.8
50.4
54.6
55.6
57.9
60.0
62.0
64.4
65.8
68.0
70.4
72.9
74.4
76.5
78.1
78.2
80.6
83.6
86.4
89.9
92.5
95.4
1Q 10
2Q 10
3Q 10
4Q 10
1Q 11
2Q 11
3Q 11
4Q 11
1Q 12
2Q 12
3Q 12
4Q 12
1Q 13
2Q 13
3Q 13
4Q 13
1Q 14
2Q 14
3Q 14
4Q 14
1Q 15
2Q 15
Revenue by Quarter
(€
millions)
17.4
19.6
20.8
21.4
22.2
23.3
25.0
27.1
27.3
27.8
28.7
31.2
31.7
32.7
33.7
33.8
34.5
35.9
37.3
38.7
40.6
42.0
1Q 10
2Q 10
3Q 10
4Q 10
1Q 11
2Q 11
3Q 11
4Q 11
1Q 12
2Q 12
3Q 12
4Q 12
1Q 13
2Q 13
3Q 13
4Q 13
1Q 14
2Q 14
3Q 14
4Q 14
1Q 15
2Q 15
Adjusted EBITDA by Quarter
(€
millions)
(1)
CAGR calculated as 2Q15 vs. 1Q10.
(2)
Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment.
(3)
Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.
Y/Y
Growth
18%
19%
25%
23%
21%
19%
13%
16%
14%
13%
14%
13%
13%
13%
11%
7%
8%
9%
11%
15%
15%
14%
Big
4%
(2)
60%
60%
60%
58%
60%
60%
59%
62%
61%
62%
62%
62%
63%
63%
62%
63%
63%
62%
63%
63%
63%
63%
Adjusted
EBITDA
Margin
(3)
36%
39%
38%
38%
38%
39%
40%
42%
42%
41%
41%
43%
43%
43%
43%
43%
43%
43%
43%
43%
44%
44%
35
Consecutive
Quarters
of
Organic
Revenue
and
Adjusted
EBITDA
Growth

ARPU Development
Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 Q9 Q10 Q11 Q12 Q13 Q14 Q15 Q16

Revenue Development
Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 Q9 Q10 Q11 Q12 Q13 Q14 Q15 Q16

interxion

ILLUSTRATIVE ARPU DEVELOPMENT
Data Centre Recurring Revenue
Development
ARPU increases over time as IT
workloads increase:
Customers initially contract for space and
modest power reservation
(1)
As workloads increase, larger power
reservation fees are required and energy
consumption increases
Customer ARPU Development
(1)
Power Reservation is the fee for infrastructure power (cooling, power distribution, etc.).
Revenue grows from space, power
reservation, and energy consumption
over time
As data centres fill with customers:
Revenue mix initially tilted toward space
As space becomes more fully utilised,
revenue growth from power reservation and
energy consumption can continue
Power Reservation & Energy Consumption
Space Installed
Revenue Develops Over Time as Power Reservation and Energy Consumption Increase

€
in millions
(except as noted)
2013
2014
2015
2013
2014
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
FY
FY
Recurring revenue
71.0
72.2
73.7
74.4
75.9
78.7
80.9
83.7
87.1
90.3
291.3
319.2
Non-recurring revenue
3.4
4.3
4.3
3.7
4.7
4.9
5.6
6.2
5.4
5.2
15.8
21.4
Total revenue
74.4
76.5
78.1
78.2
80.6
83.6
86.4
89.9
92.5
95.4
307.1
340.6
Gross profit
44.8
45.2
46.2
46.8
48.0
49.6
50.9
53.0
56.2
57.8
183.0
201.6
Gross profit
margin
60.2%
59.1%
59.2%
59.9%
59.6%
59.4%
58.9%
58.9%
60.8%
60.5%
59.6%
59.2%
Adj
EBITDA
31.7
32.7
33.7
33.8
34.5
35.9
37.3
38.7
40.6
42.0
131.8
146.4
Adj
EBITDA Margin
42.6%
42.8%
43.1%
43.2%
42.9%
42.9%
43.1%
43.0%
43.9%
44.0%
42.9%
43.0%
Net profit / (loss)
7.0
6.6
(16.5)
(1)
9.8
10.4
8.3
9.0
7.4
4.4
(2)
21.6
(2)
6.8
(1)
35.1
CapEx
paid
32.8
28.8
26.5
55.3
57.0
54.4
57.0
47.8
67.6
47.8
143.4
216.3
Expansion/upgrade
28.8
27.1
25.0
52.8
52.7
51.0
51.2
43.7
64.2
44.3
133.6
198.7
Maintenance & other
2.1
1.5
1.0
2.0
3.7
2.6
5.0
2.9
1.1
2.6
6.7
14.3
Intangibles
1.9
0.2
0.5
0.5
0.6
0.8
0.8
1.2
2.3
0.9
3.1
3.3
Cash generated from
operations
23.6
24.1
32.0
23.0
34.3
26.9
33.6
40.5
34.2
(2)
54.1
(2)
102.7
135.4
Gross PP&E
870.0
900.0
933.5
987.2
1,045.4
1,105.8
1,183.1
1,235.6
1,308.8
1,350.2
987.2
1,235.6
Gross intangible assets
23.5
23.7
24.3
24.9
25.5
26.5
27.5
28.0
30.5
33.6
24.9
28.0
LTM Cash
ROGIC
13%
13%
14%
13%
13%
12%
12%
11%
12%
12%
13%
11%
HISTORICAL FINANCIAL
RESULTS
The Company’s growth has been 100% organic; hence, gross goodwill is zero for all periods.
(1)
Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix.
(2)
Includes
€
6.9
million
and
€
3.9
million
of
M&A
transaction
cost
in
1Q15
and
2Q15,
respectively;
also
includes
€
20.9
million
M&A
transaction
break
fee
income
in
2Q15.

HISTORICAL SEGMENT FINANCIAL RESULTS
€
in millions
(except as noted)
2013
2014
2015
2013
2014
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
FY
FY
BIG 4
Recurring revenue
44.4
45.2
46.1
46.5
47.6
49.3
51.0
52.7
55.0
57.3
182.2
200.6
Non-recurring revenue
2.1
3.1
2.7
2.4
3.1
2.9
3.9
3.7
3.6
3.0
10.3
13.6
Total revenue
46.6
48.3
48.8
48.9
50.8
52.2
54.9
56.4
58.6
60.3
192.5
214.2
Gross profit margin
63.2%
62.1%
62.1%
63.1%
61.8%
61.2%
60.5%
60.1%
62.0%
62.6%
62.6%
60.9%
Adj
EBITDA
25.2
26.0
26.6
26.6
27.3
27.9
29.2
29.0
31.4
33.2
104.4
113.4
Adj EBITDA margin
54.0%
54.0%
54.5%
54.4%
53.8%
53.4%
53.3%
51.4%
53.5%
55.1%
54.2%
52.9%
REST
OF EUROPE
Recurring revenue
26.5
27.0
27.7
27.9
28.2
29.4
29.9
31.0
32.1
33.0
109.1
118.6
Non-recurring revenue
1.3
1.3
1.6
1.4
1.6
2.0
1.7
2.5
1.8
2.2
5.5
7.8
Total revenue
27.8
28.3
29.3
29.3
29.8
31.4
31.6
33.5
33.9
35.1
114.7
126.4
Gross profit margin
61.3%
61.4%
60.6%
61.4%
62.2%
62.3%
61.5%
62.3%
64.6%
63.6%
61.2%
62.1%
Adj
EBITDA
14.5
14.7
14.9
15.0
15.8
16.6
16.8
18.1
19.0
19.3
59.1
67.3
Adj EBITDA margin
52.0%
52.1%
51.0%
51.1%
52.9%
52.9%
53.1%
53.9%
56.0%
55.1%
51.5%
53.2%
CORPORATE & OTHER
Adj
EBITDA
(8.0)
(8.0)
(7.8)
(7.8)
(8.5)
(8.7)
(8.7)
(8.4)
(9.7)
(10.6)
(31.6)
(34.3)

HISTORICAL OPERATING METRICS
(1)
All figures at the end of the period.
(2)
Recurring ARPU: Monthly recurring revenue per square metre calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2}.
(3)
Utilisation
as
at
the
end
of
the
reporting
period.
Space figures
in square metres
(1)
Recurring ARPU in €
Customer Available Power in MW
(1)
2013
2014
2015
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
Equipped space
78,100
78,900
79,300
80,100
82,900
86,000
88,600
93,500
94,800
98,300
Equipped space added
4,100
800
400
800
2,800
3,100
2,600
4,900
1,300
3,500
Revenue generating space
57,000
58,200
59,100
59,700
61,400
64,300
68,500
71,000
74,000
77,100
RGS added
800
1,200
900
600
1,700
2,900
4,200
2,500
3,000
3,100
Recurring ARPU
(2)
418
418
419
418
418
418
406
400
400
398
Utilisation
(%)
(3)
73%
74%
75%
75%
74%
75%
77%
76%
78%
78%
Customer available power
79
81
81
82
86
90
96
99
109
114
Potential
customer power
108
113
114
127
139
139
145
145
153
154
Data
centres in operation
33
34
34
34
36
37
38
40
39
40

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		–	–	–							–	–	–	–
		–	–	–	–			–	–	–	–	–	–	–
		–	–	–								–		
	–	–			–	–	–				–		–	–
	–	–	–	–		–	–	–	–	–	–	–	–	–
	–		–	–	–	–	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–	–	–	–	–	–	–
		–	–	–	–	–	–	–	–	–		–	–	–
	–		–	–		–		–	–		–	–	–	–
	–	–	–		–		–	–	–		–	–	–	–
													–	–

SCHEDULED
EQUIPPED SPACE ADDITIONS
Space figures
in
square metres
(1)
2013
2014
2015E
(2)
2016E
(2)
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3QE
4QE
1QE
2QE
BIG 4
France
2,700
600
800
Germany
600
800
1,800
100
1,800
400
600
2,400
Netherlands
(3)
(200)
1,100
1,000
1,500
1,300
700
1,300
UK
400
100
100
Subtotal
3,500
1,900
2,900
1,700
3,700
700
1,700
800
600
2,400
REST OF EUROPE
Austria
400
300
1,300
600
600
300
Belgium
300
Denmark
300
Ireland
Spain
600
800
Sweden
500
500
900
1,100
Switzerland
500
100
100
Subtotal
600
800
400
800
800
100
900
1,300
600
1,800
800
300
Total
additional
equipped space
4,100
800
400
800
2,800
3,100
2,600
4,900
1,300
3,500
1,600
300
600
2,400
(1)
Figures rounded to nearest net 100 sqm for each country unless otherwise noted.
(2)
Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half are noted in the second  quarter and additions scheduled for the second half are noted in the fourth quarter.
(3)
HIL1 space reduced in 1Q13 and exited in 1Q15.

–	–		–	–		–	–	–	–		
	–	–	–	–	–	–	–				–	
	–	–		–	–	–	–	–	–	–		–
	–	–	–		–	–	–	–	–	–		–
	–	–			–		–					
	–	–	–	–	–	–	–	–	–			
	–	–	–	–	–		–	–		–	–	
				–

ADJUSTED NET PROFIT
RECONCILIATION
Reconciliation to Adjusted Net
Profit
€
in millions (except as noted)
2013
2014
2015
2013
2014
1Q
2Q
3Q
4Q
(1)
1Q
2Q
3Q
4Q
1Q
2Q
FY
FY
Net profit / (Loss) –
as reported
7.0
6.6
(16.5)
9.8
10.4
8.3
9.0
7.4
4.4
21.6
6.8
35.1
Add back
+ Refinancing charges
31.0
0.6
31.0
0.6
+ M&A transaction
costs
0.3
6.9
3.9
0.3
+ Deferred tax
asset adjustment
0.6
0.6
+ NL Crisis Wage
Tax
0.4
0.4
31.6
0.4
0.6
0.3
6.9
3.9
32.0
0.9
Reverse
-
M&A transaction
break fee income
(20.9)
-
Adjustment to onerous
leases
(0.8)
(0.1)
(0.8)
-
Interest
capitalised
(0.7)
(0.3)
(0.3)
(0.4)
(0.8)
(0.8)
(1.3)
(0.6)
(0.9)
(0.7)
(1.7)
(3.6)
(0.7)
(0.3)
(0.3)
(0.4)
(0.8)
(1.6)
(1.3)
(0.6)
(1.0)
(21.6)
(1.7)
(4.4)
Tax effect of above add
backs &
reversals
0.2
0.1
(7.7)
0.2
0.3
0.3
0.2
(1.4)
4.4
(7.6)
0.9
Adjusted
net profit
6.5
6.4
7.1
9.8
9.8
7.6
8.0
7.2
8.9
8.3
29.5
32.5
Reported Basic
EPS (€)
0.10
0.10
(0.24)
0.14
0.15
0.12
0.13
0.11
0.06
0.31
0.10
0.51
Reported Diluted EPS (€)
0.10
0.10
(0.24)
0.14
0.15
0.12
0.13
0.11
0.06
0.31
0.10
0.50
Adjusted Basic
EPS (€)
0.10
0.09
0.10
0.14
0.14
0.11
0.12
0.10
0.13
0.12
0.43
0.47
Adjusted Diluted
EPS (€)
0.09
0.09
0.10
0.14
0.14
0.11
0.11
0.10
0.13
0.12
0.43
0.46
(1) With
effect
from
Q4
2013,
the
company
changed
the
estimated
lives
of
certain
data
centre
assets
categories
and
applied
this
change
on
a
prospective
basis.
In
Q4
2013,
the
impact
of
the
change
had a
€1.3 million after tax positive effect.

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–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	
–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–			

interxion

NON-IFRS
RECONCILIATIONS
Reconciliation to Adjusted EBITDA
€
in millions (except as noted)
2010
2011
2012
2013
2014
2015
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
Q2
3Q
4Q
1Q
2Q
Net profit / (loss)
(4.7)
4.0
5.9
9.5
2.8
5.2
6.9
10.6
8.7
8.7
8.6
5.6
7.0
6.6
(16.5)
(1)
9.8
10.4
8.3
9.0
7.4
4.4
21.6
Income tax expense / (benefit)
1.2
2.9
1.6
(3.2)
2.3
2.3
3.2
1.9
3.9
4.1
4.3
3.5
3.4
3.1
(4.1)
3.7
4.2
3.9
3.9
3.5
2.4
8.2
Profit / (loss) before taxation
(3.5)
6.9
7.5
6.3
5.1
7.5
10.1
12.6
12.6
12.9
12.8
9.1
10.3
9.7
(20.6)
13.4
14.6
12.2
12.8
10.8
6.8
29.8
Net finance expense
13.5
4.8
5.1
6.1
6.6
6.0
5.3
5.0
4.4
3.9
3.8
5.7
6.5
7.3
38.1
(1)
5.6
5.4
7.5
7.0
8.0
6.6
7.9
Operating profit
10.0
11.7
12.6
12.4
11.7
13.5
15.3
17.5
17.1
16.7
16.6
14.8
16.8
17.1
17.5
19.0
20.0
19.7
19.8
18.8
13.4
37.7
Depreciation,
amortisation
and
impairments
7.2
7.5
7.8
8.6
8.5
9.6
9.1
8.4
9.7
10.2
11.0
13.1
14.0
14.9
15.2
13.5
14.0
14.9
16.0
17.3
18.2
19.6
EBITDA
17.2
19.2
20.4
21.0
20.3
23.1
24.4
25.9
26.7
27.0
27.6
27.8
30.8
32.0
32.7
32.5
34.0
34.6
35.9
36.2
31.6
57.3
Share-based payments
0.3
0.4
0.4
0.6
0.3
0.3
0.7
1.3
0.7
0.9
1.2
2.6
1.0
0.8
1.1
1.3
0.6
2.1
1.5
2.3
2.2
1.8
Increase/(decrease) in
provision for onerous lease
contracts
0.1
0.1
0.1
(0.1)
0.0
0.8
(0.8)
(0.1)
IPO transaction costs
1.7
M&A transaction break fee
income
(20.9)
M&A transaction costs
0.3
6.9
3.9
Income from sub-leases on
unused data centre sites
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
(0.0)
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
Adjusted EBITDA
17.4
19.6
20.8
21.4
22.2
23.3
25.0
27.1
27.3
27.8
28.7
31.2
31.7
32.7
33.7
33.8
34.5
35.9
37.3
38.7
40.6
42.0
(1)
Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix.

NON-IFRS
RECONCILIATIONS
Reconciliation to Segment Adjusted EBITDA
€
in millions
2013
2014
2015
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
BIG 4
Operating profit
15.9
16.3
16.7
17.6
18.3
18.7
18.4
17.6
19.5
20.3
Depreciation, amortisation
and impairments
9.1
9.8
9.8
8.7
8.9
9.5
10.5
11.2
11.7
12.5
EBITDA
25.0
26.1
26.5
26.3
27.2
28.3
28.9
28.7
31.2
32.9
Share-based payments
0.3
0.0
0.2
0.3
0.2
0.5
0.3
0.4
0.3
0.5
Increase/(decrease) in provision for onerous lease
contracts
(0.8)
(0.1)
Income from sub-leases on unused data centre sites
(0.1)
(0.1)
(0.1)
(0.0)
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
(0.1)
Adjusted EBITDA
25.2
26.0
26.6
26.6
27.3
27.9
29.2
29.0
31.4
33.2
ROE
Operating profit
10.2
10.2
10.2
10.8
11.5
11.8
11.9
12.6
13.3
13.2
Depreciation, amortisation
and impairments
4.2
4.4
4.6
4.0
4.3
4.5
4.6
5.1
5.4
5.9
EBITDA
14.4
14.7
14.8
14.9
15.7
16.3
16.5
17.8
18.8
19.1
Share-based payments
0.1
0.1
0.1
0.1
0.1
0.3
0.3
0.3
0.2
0.2
Adjusted EBITDA
14.5
14.7
14.9
15.0
15.8
16.6
16.8
18.1
19.0
19.3
CORPORATE & OTHER
Operating profit/(loss)
(9.3)
(9.5)
(9.5)
(9.4)
(9.8)
(10.9)
(10.4)
(11.4)
(19.4)
4.2
Depreciation, amortisation
and impairments
0.7
0.7
0.8
0.8
0.8
0.8
0.9
1.0
1.1
1.1
EBITDA
(8.6)
(8.8)
(8.6)
(8.7)
(9.0)
(10.0)
(9.6)
(10.4)
(18.3)
5.3
Share-based payments
0.6
0.7
0.8
0.9
0.4
1.4
0.8
1.7
1.7
1.1
M&A transaction costs
0.3
6.9
3.9
M&A transaction break fee income
(20.9)
Adjusted EBITDA
(8.0)
(8.0)
(7.8)
(7.8)
(8.5)
(8.7)
(8.7)
(8.4)
(9.7)
(10.6)

Adjusted EBITDA: EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, M&A transaction related costs and break fee income and income from sub-leases on unused data centre sites.
Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on Adjusted net profit.
Adjusted net profit: Net profit/loss excluding the impact of the refinancing charges, M&A transaction related costs and break fee income, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and the related corporate income tax effect.
Big 4:  France, Germany, the Netherlands, and the UK
CAGR:  Compound Annual Growth Rate
Capital expenditures including intangible assets:  represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets“, respectively. Investments in intangibles assets include power grid rights and software development.
Cash ROGIC:  Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing  (gross PP&E plus gross intangible assets plus gross goodwill)}.
Corporate and Other:  Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities.
CDNs: Content Distribution Networks
Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month.
Customer Available Power: the current installed electrical customer capacity.
Equipped Space:  the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.
IAAS: Infrastructure as a Service
LTM: Last Twelve Months ended 30 June 2015, unless otherwise noted.
MW:  Megawatts
PAAS:  Platform as a Service
SAAS:  Software as a Service
SQM:  Square metres
Recurring ARPU: Monthly recurring revenue per square metre calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2}.
Recurring Revenue:  revenue that is incurred from colocation and associated power charges, office space, amortised set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.
Rest of Europe / ROE:  Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland.
Revenue Generating Space:  the amount of Equipped Space that is under contract and billed on the relevant date.
Utilisation Rate:  on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100%.
YTM: Yield to maturity
DEFINITIONS

Amsterdam
•
Brussels
•
Copenhagen
•
Dublin
•
Dusseldorf
•
Frankfurt
•
London
•
Madrid
•
Marseille
•
Paris
•
Stockholm
•
Vienna
•
Zurich
www.interxion.com
THANK
YOU
Investor Relations Contact
Jim Huseby
VP
-
Investor
Relations
+1-813-644-9399
IR@interxion.com